Exhibit 12.1

SPARTAN STORES, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratios)	Fiscal Year Ended
	March 27, 2010	March 28, 2009	March 29, 2008	March 31, 2007	March 25, 2006
Earnings:
Earnings before income taxes and discontinued operations	$42,408	$58,947	$48,067	$37,181	$28,299
Fixed charges	28,136	24,830	24,083	21,134	14,995
Amortization of capitalized interest	172	224	260	314	342
Capitalized interest	(43)	(116)	(195)	(202)	(181)
Earnings available for fixed charges	$70,673	$83,885	$72,215	$58,427	$43,455

Fixed charges:
Interest expense	$16,394	$14,138	$13,842

				$12,132	$7,138
Capitalized interest	43	116	195	202	181
Interest component of rent expense	11,699	10,576	10,046	8,800	7,676
Total fixed charges	$28,136	$24,830	$24,083	$21,134	$14,995

Ratio of earnings to fixed charges	2.51	3.38	3.00	2.76	2.90